July 25, 2019

Anthony Hayes
Chief Executive Officer
SPHERIX INCORPORATED
One Rockefeller Plaza
New York, NY 10020

       Re: SPHERIX INCORPORATED
           Preliminary Proxy Statement on Schedule 14A
           Filed June 19, 2019
           File No. 000-05576

Dear Mr. Hayes:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services